Firsthand Funds
Form N-SAR for fiscal year ended 12/31/02
Sub-Item 77 C  Matters Submitted to a Vote of Security Holders




A Special Meeting of Shareholders of Firsthand Communications Fund (FCF) was held on December 20, 2002. The purpose of the Special Meeting was to seek the approval from the shareholders of FCF of an Agreement and Plan of Reorganiza-tion, dated August 10, 2002, providing for the acquisition of all of the assets of FCF by Firsthand Technology Value Fund (TVF), and the assumption of all liabilities of FCF by TVF in exchange for shares of TVF and the subsequent liquidation of FCF. The Agreement and Plan of Reorganization was approved by shareholders. The reorganization occurred on December 27, 2002.

The results of the voting for the Special Meeting are set forth below.

Number of Votes Cast For 8,492,512.685.
Number of Votes Cast Against 540,387.323.
Number of Votes Withheld None.
Number of Abstentions 254,334.232.
Number of Broker Non-Votes None.